Fiore Exploration Commences Program on Cerro Tostado and Provides Update on El Peñon

January 19, 2017	TSXV–F

Vancouver, British Columbia – FIORE EXPLORATION LTD.  (TSXV: F.V) (OTCQB:FIORF) (“Fiore” or the “Company”) is pleased to announce that exploration has commenced on its Cerro Tostado project in Chile, where high-grade epithermal silver veins were previously intersected by three of eighteen holes drilled between 2010 and 2012 by Sociedad Quimica Y Minera de Chile SA (“SQM”).  Significant intersections from SQM’s drilling at Cerro Tostado included:

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3.0 m of 637.0 g/t silver in hole CTAR-01

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2.0 m of 830.3 g/t silver in hole TEAR-01, and

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2.0 m of 332.5 g/t silver in hole CTAR-02.

Cerro Tostado is located just south of the main and Florida zones of Yamana Gold’s flagship El Peñon Mine (Figure 1). A map of the drill collar locations is provided in Figure 2.

Fiore has signed a definitive agreement with SQM to acquire the Cerro Tostado property, on terms previously announced (see PR of November 14, 2016 for details), and has issued subject to exchange approval 10,000 common shares to Fiore Management and Advisory Corp., in conjunction with this acquisition pursuant to its mandate agreement.

Exploration began with a ground magnetic survey completed in early December by Argali Geofisica Chile E.I.R.L., consisting of 324.3 line kilometres of ground magnetic surveying at 50 m line spacing. The survey identified a number of ENE-SSW, and NW-SE linear structures, with the intersection of these structures representing the most favourable location for epithermal vein emplacement. In January 2017, Fiore geologists began a program of re-logging and resampling the material from the SQM RC holes, which had been stored at a secure SQM facility in Chile. A field program of geological, structural and alteration mapping as well as surface sampling is scheduled for Q1 2017, to build up a more complete picture of the epithermal veins encountered in the previous program. A combined diamond and RC drilling program will follow in early Q2 2017.

Tim Warman, Fiore’s CEO stated, “We’re very excited to begin work on Cerro Tostado, following up on the earlier high-grade silver intercepts drilled by SQM, while we await the final results from Pampas El Peñon. The geology of Fiore’s land package surrounding Yamana’s flagship El Peñon Mine is very favourable for both high and low-sulphidation precious metal deposits like those at the El Peñon Mine Complex, particularly at Cerro Tostado where mineralized veins have been encountered over a strike length of approximately 160 m, with the veins open along strike and at depth. At the same time, Fiore continues to advance its strategy of acquiring other undervalued and underexplored assets in Latin America, focusing on areas where the management team can provide a competitive advantage through its experience and local knowledge.”

At our Pampas El Peñon project, the Phase I reverse-circulation (“RC”) drilling program was completed in late December, 2016 for a total of 8,227 m in 19 holes (Figure 3). Assay turnaround times have been slower than anticipated, but results have now been received for 16 of 19 holes. Drilling has confirmed the presence of epithermal structures with strongly elevated pathfinder element values (arsenic and antimony) and low but anomalous gold and silver values in 7 of 16 holes reported to date (PP-03, -06, -10, -12, -14, -15 and -17). These zones of anomalous gold, silver and pathfinder elements may represent the upper zones of mineralized epithermal vein structures at depth. A December 2016 site visit report by Nibaldo Rojas, a consulting geologist and former Senior Exploration Director (Andes) for Yamana, has confirmed the similarity between these structures and those currently being mined at Yamana’s adjacent Pampa Augusta Victoria mine. Rojas also noted that the discovery of mineralisation at Pampa Augusta Victoria was only made on the third drilling campaign on the property, and the results to date have greatly improved our understanding of the local geology and structure. Plans for a follow up drilling campaign at Pampas El Peñon will be made once all of the drilling results have been received and interpreted.

Cerro Tostado

The Cerro Tostado project consists of five concessions totalling approximately 1,500 ha located in Region II some 125 km southeast of Antofagasta. The project is approximately 12 km southwest and 8 km east-southeast of Yamana’s El Peñon and Fortuna mines respectively (see Figure 2), and along strike from the principal veins reported at the Fortuna mine. A large hill, Cerro Largato, forms a north-south elongated outcrop of argillic altered and brecciated rhyolite that intrudes and is in fault contact with porphyritic andesitic units and dacitic to rhyodacitic units towards the east and southeast. These outcropping units are surrounded by gravel and caliche covered areas. Alteration is most intense along the breccia bodies that are spatially related with the dominant N-S and NW-SE structural trends. Associated with the argillic alteration and structural trends are variable intensities of hematite-jarosite bearing veinlets.

Details of Previous Exploration at Cerro Tostado

Exploration work was carried out by SQM between 2010 and 2012, and consisted of mapping and surface sampling, 3.8 km of trenching and channel sampling, and 17 reverse circulation holes for a total of 2,611 m. The results have confirmed the presence of structurally controlled silver-dominated mineralization

Drilling was conducted by SQM in three campaigns between 2010 and 2012. The holes ranged in depth from 54 – 350 m, with 9 of 17 holes being less than 100 m in length. Three of the 17 holes intercepted high-grade silver values as follows:

Selected Cerro Tostado Drill Intersections

Hole ID	From (m)	To (m)	Width (m)	Silver Grade (g/t)
TEAR-07	28.0	30.0	2.0	830.3
CTAR-01	97.0	100.0	3.0	637.0
	104.0	105.0	1.0	294.0
CTAR-02	185.0	187.0	2.0	332.5

Notes

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Insufficient drilling has been completed to calculate true widths

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Intercepts are generally calculated using samples greater than or equal to 150 g/t silver, and contain no more than 1.0 m of internal dilution

Five other holes intercepted zones of sub-economic but anomalous silver, as well as elevated antimony, arsenic and lead. The veins intercepted by the SQM drilling remain open along strike and at depth.

Appointment of Chief Financial Officer

Fiore is pleased to announce the appointment of Jessica Van Den Akker as Chief Financial Officer of the Company effective January 4th, 2017.  Ms. Van Den Akker is a Chartered Professional Accountant (CA) with over 11 years’ experience in the resource sector.  She gained extensive experience through a Canadian audit firm providing reporting and accounting assurance services to publicly traded companies, primarily in natural resources.  Ms. Van Den Akker is a graduate of Simon Fraser University where she received a Bachelor of Business Administration. The Board has accepted the resignation of Ms. Dhaliwal and would like to thank her for her contributions to the Company and wish her well in her future endeavours.

The Company further announces that pursuant to the Company’s Stock Option Plan, a total of 1,350,000 incentive stock options have been granted to directors, officers, consultants, and employees of the Company.  The options are exercisable at the closing price of the Company’s shares on January 19, 2017 for a period of 10 years, subject to regulatory approval.

Technical Information & Qualified Person

Drilling at Cerro Tostado by SQM was carried out using a reverse circulation rig. Samples were collected every 1.0 m from intervals of interest. Samples were assayed for gold and silver, and in some cases for antimony and arsenic, by Andes Analytical Assay Limitada of Santiago, using the atomic absorption (AA) method. QA/QC procedures were confined to the insertion of a blank sample for every twenty samples. Standard reference materials do not appear to have been used. Fiore is confident that SQM’s sample preparation, security, analytical procedures and analyses were adequate for an early stage exploration property. Future exploration drilling programs will utilize Fiore’s standard procedures as described below.

Drilling at Pampas El Peñon by Fiore Exploration was carried out by AK Drilling International Perforaciones Ltda. using a truck-mounted reverse circulation rig. Samples were collected every 1.0 m from intervals of interest. A 3-kg subsample was prepared using a riffle splitter, and the samples were transported by Fiore personnel in sacks with numbered seals to ALS Chemex Laboratories in Antofagasta Chile for preparation. Sample pulps were then sent to ALS Chemex Peru (Lima) Laboratory for analysis. Gold was assayed using a 50-gram gold fire assay with either an atomic absorption, or a gravimetric finish for samples initially reporting over 10.0 g/t gold. Multi-element ICP (33 elements, 4-acid digest) geochemical analyses were also carried out on each sample. Standard reference materials and blanks were inserted in each assay shipment as part of Fiore’s QA/QC program.

ALS Minerals Chile is certified under the integrated ISO quality system; Quality ISO9001:2008, Environmental ISO14001:2004, and Safety OHSAS 18001:2007. The ALS regional Analytical Laboratory in Lima is certified with ISO9001:2008 and ISO17025, accredited by the Standards Council of Canada.

Vern Arseneau, P. Geo., Fiore’s VP Exploration, is the Qualified Person who supervised the preparation of the technical data in this news release.

About Fiore Exploration

Fiore Exploration is a Latin America focused gold explorer, whose Pampas El Peñon and Cerro Tostado gold and silver projects in Chile cover land in the same geological environment as Yamana's flagship El Peñon mine.

On behalf of FIORE EXPLORATION LTD.

"Tim Warman"

Chief Executive Officer

Contact Us:

info@fioreexploration.com

1(416) 639-1426 Ext. 1

www.fioreexploration.com

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